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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires: September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940


(Print or Type Responses)

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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Voois          Paul                           8x8, Inc.-EGHT                                Issuer (Check all applicable)
---------------------------------------------------------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year          X  Officer (give    Other (Specify
         2445 Mission College Blvd.               Person (Voluntary)         August 1998        ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                                                                              Chairman and CEO
                                                                                                       ----------------------------
                                                                          ----------------------------------------------------------
                                                                          5. If Amendment,    7. Individual or Joint/Group Filing
                                                                             Date of Original    Reporting (Check applicable box)
                                                                             (Month/Year)         X   Form filed by One
                                                                                                 ---- Reporting Person
                                                                                                      Form filed by More than
   Santa Clara      CA             95054                                                         ---- One Reporting Person
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                     8/03/98   P      V      2,795     A(1)     $3.40                               D
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Common Stock                     8/25/98   M            10,000     A        $0.50                               D
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                                                                            TOTAL:            43,642            D
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(1) These shares were acquired under the 8x8, Inc. Employee Stock Purchase Plan.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*   If the form is filed by more than one reporting person,
    see Instruction 4(b)(v).                                                                                         SEC 1474 (7/96)




FORM 4 (CONTINUED)                     TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 4)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriva-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      tive
                             Deriva-      Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             tive         Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Employee Stock               $0.50        8/25/98     M                  875     (1)  10/27/04    Common       126      $0.50
Option (right to buy)                                                                              Stock
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Employee Stock               $0.50        8/25/98     M                2,916     (2)  08/14/05    Common     5,001      $0.50
Option (right to buy)                                                                              Stock
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Employee Stock               $0.50        8/25/98     M                  729     (3)  05/21/06    Common     2,188      $0.50
Option (right to buy)                                                                              Stock
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Employee Stock               $0.50        8/25/98     M                3,998     (4)  06/24/06    Common     9,167      $0.50
Option (right to buy)                                                                              Stock
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Employee Stock               $0.50        8/25/98     M                1,482     (5)  07/17/06    Common     2,518      $0.50
Option (right to buy)                                                                              Stock
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Employee Stock                                                                   (6)  10/21/06    Common    25,000      $5.00
Option (right to buy)                                                                              Stock
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Employee Stock                                                                   (7)  01/20/07    Common   170,000      $6.80
Option (right to buy)                                                                              Stock
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Employee Stock                                                                   (8)  06/23/07    Common    30,000      $6.80
Option (right to buy)                                                                              Stock
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 4)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Employee Stock                                          D
Option (right to buy)
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Employee Stock                                          D
Option (right to buy)
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Employee Stock                                          D
Option (right to buy)
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Employee Stock                                          D
Option (right to buy)
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Employee Stock                                          D
Option (right to buy)
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Employee Stock                                          D
Option (right to buy)
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Employee Stock                                          D
Option (right to buy)
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Employee Stock                  244,000                 D
Option (right to buy)
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Explanation of Responses:

(1) Remainder of unexercised grant of 6,000 shares that vest at a rate of 1/4th on October 27, 1998 and 1/48th per month thereafter.
(2) Remainder of unexercised grant of 20,000 shares that vest at a rate of 1/48th per month after vesting commencement date of August 14, 1996.
(3) Remainder of unexercised grant of 5,000 shares that vest at a rate of 1/48th per month after vesting commencement date of May 21, 1996.
(4) Remainder of unexercised grant of 20,000 shares that vest at a rate of 1/48th per month after vesting commencement date of June 24, 1996.
(5) Shares vest at a rate of 1/48th per month after vesting commencement date of July 17, 1996.
(6) Shares vested in full.
(7) Shares vest at a rate of 1/48th per month after vesting commencement date of January 20, 1997.
(8) Shares vest at a rate of 1/48th per month after vesting commencement date of June 23, 1997.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                                SEC 1474 (7/96)

A:\PV0898.\VPD
9/02/98
